Exhibit 99.5

CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: Technical Report for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado Copper Projects, Region III, Chile having an effective date of October 6, 2014 and readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation on March 20, 2015.

I, Adrian Dance, do hereby certify that:

1)	I am a Principal Consultant (Metallurgy) with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at 22nd Floor, 1066 West Hastings Street, Vancouver, British Columbia, Canada;

2)

I am a graduate of the University of British Columbia in 1987 and the University of Queensland in 1991 where I obtained a BASc in Mineral Processing and a PhD in Mineral Processing. I have practiced my profession continuously since 1991 where I have both worked at copper processing operations in Canada and Peru as well as consulted on a range of copper-gold processing projects around the world;

3)	I am a professional engineer registered with the APEGBC, license # 37151;

4)	I have not personally visited the subject projects but relied on a site visit conducted between June 16 and 18, 2014 by Glen Cole, PGeo (APGO#1416), a co-author of this technical report;

5)

I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, am independent of the issuer and Lundin Mining Corporation as defined in Section 1.5 of National Instrument 43-101;

7)	I am the co-author of this report and responsible for sections 12, 16, 17 and parts of 20, 24 and 25, and accept professional responsibility for those sections of this technical report;

8)	I have participated in a review of Candelaria’s grinding circuit performance in 2006;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)

SRK was retained by Lundin Mining Corporation to prepare a technical report, including a Mineral Resource and Mineral Reserve statement, for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects located in Chile in accordance with National Instrument 43-101 and Form 43-101F1 guidelines. This assignment was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators’ National Instrument 43-101 guidelines. This assignment was completed using the environmental and social requirements applicable at the time in Chile and taking cognisance of good international industry practice as specified in the IFC Performance Standards. This technical report is readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation to support their technical disclosure requirements;

11)

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects or securities of Lundin Mining Corporation and Franco-Nevada Corporation; and

12)

That, as of the effective date of this technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“signed and sealed”]
Vancouver, British Columbia	Adrian Dance (PEng #37151)
March 20, 2015	Principal Consultant (Metallurgy)